UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to ___

Commission File Number 1-08323

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CIGNA 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CIGNA Corporation
Two Liberty Place
1601 Chestnut Street
Philadelphia, PA  19192

Required Information

Financial statements and schedules for the CIGNA 401(k) Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, are contained in this Annual Report on Form 11-K.

Exhibits

Exhibits are listed in the Index to Exhibits.

CIGNA 401(k) PLAN Financial Statements and Supplemental Schedule December 31, 2009 and 2008

CIGNA 401(k) PLAN TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2009 and 2008	3
Notes to Financial Statements	4

Supplemental Schedule
Form 5500 Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2009	16

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
the CIGNA 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the CIGNA 401(k) Plan (the “Plan”) at December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 29, 2010

CIGNA 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of
	December 31,
	2009	2008
	(In thousands)
Assets

Investments, at fair value (See Notes 4 and 5)	$2,462,843	$1,892,462

Net assets available for benefits, at fair value	2,462,843	1,892,462

Adjustment from fair value to contract value for	(19,975)	105,671
fully benefit-responsive investment contracts (See Note 3)

Net assets available for benefits	$2,442,868	$1,998,133

The accompanying Notes to the Financial Statements are an integral part of these statements.

CIGNA 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the Years Ended
	December 31,
	2009	2008
	(In thousands)
Investment income

Net appreciation (depreciation) in fair value
of investments (See Note 5)	$360,691	$(670,646)

Interest	60,230	59,526

Dividends	373	325

Net investment income (loss)	421,294	(610,795)

Contributions

Employee contributions	110,405	105,298

Employer contributions	35,940	33,678

Rollover contributions	6,076	43,725

Settlement from class action lawsuit	-	1,389

Total contributions	152,421	184,090

Benefits paid to participants and other expenses	(128,980)	(199,691)

Net increase (decrease)	444,735	(626,396)

Transfers from other plans (See Note 2)	-	15,983

Net assets available for benefits

Beginning of year	1,998,133	2,608,546

End of year	$2,442,868	$1,998,133

The accompanying Notes to the Financial Statements are an integral part of these statements.

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
Note 1 – Description of the Plan

The following description of the CIGNA 401(k) Plan (the Plan) provides general information only.  A more complete explanation of the features and benefits available under the Plan, a defined contribution plan, is contained in the CIGNA 401(k) Plan Summary Plan Description and Prospectus.  For Plan changes that took effect in 2010, see Note 11.  Generally, all U.S.-based employees of CIGNA Corporation (CIGNA) and its participating subsidiaries are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Plan Administration

The Corporate Benefit Plan Committee (Committee) is the primary Plan fiduciary.  The Committee comprises several members of CIGNA's management.  The Committee delegates responsibility for administration of the Plan to the Plan Administrator, a CIGNA employee, and responsibility for the Plan’s financial management to CIGNA's Chief Financial Officer (CFO).  The Plan Administrator and CFO, in turn, have contracted with Prudential Retirement Insurance and Annuity Company (PRIAC) to perform the primary administrative, recordkeeping and asset management functions.  A group of CIGNA financial and benefits management employees monitors the Plan’s investment objectives and performance of the Plan’s investment options.

Investments

The Plan’s investment options include a fixed group annuity contract (the Fixed Income Fund), which is a benefit-responsive investment contract (see Note 7); the CIGNA Stock Fund that invests in CIGNA common stock; and pooled separate accounts that invest in a variety of underlying funds.  In 2008, the Plan also provided several custom fund investment options that combined the Fixed Income Fund and pooled separate accounts.  These custom fund options were no longer offered by the Plan after June 4, 2008.  Participants may transfer assets among the investment options, subject to certain restrictions.  See Note 4 and Note 5 for additional information.

Employee Contributions

The Plan permits participants to make tax-deferred contributions by payroll deduction, up to the lesser of 25% of the participant’s eligible earnings or the annual dollar limit set by the Internal Revenue Service (IRS).  To comply with nondiscrimination requirements of the Internal Revenue Code (IRC), the Plan administrator currently limits the contribution percentage of highly compensated employees to 10% of eligible earnings.  Tax-deferred contributions are referred to as "employee contributions."  Employee contributions may be invested in any combination of investment options offered by the Plan subject to certain other IRC limitations and any restrictions imposed under CIGNA Corporation’s Policy on Securities Transactions and Insider Trading.

A participant who attains age 50 before the end of a plan year may qualify to make additional tax-deferred contributions (called catch-up contributions) for that year, up to the lesser of 25% of eligible earnings or the annual dollar limit set by the IRS.  Catch-up contributions are subject to certain limitations to comply with the IRC.

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

Employer Contributions

Participants who have completed one year of eligible service may receive employer-matching contributions.  The Plan provides for two kinds of matching contributions – a regular match and a variable match.  These matching contributions are collectively referred to as "employer contributions."

The regular matching contribution is an automatic contribution that is equal to 50% of a participant’s employee contributions that do not exceed 6% of the participant’s eligible earnings.  Any employee contributions in excess of 6% of a participant’s eligible earnings are not matched by CIGNA.  Catch-up contributions are not matched by CIGNA.  For most participants, half of the regular matching contributions are invested in the CIGNA Stock Fund.  Any matching contributions that are not required to be invested in the CIGNA Stock Fund are invested automatically in the same manner as employee contributions.

The variable matching contribution is an annually-determined discretionary contribution that may be up to 2% of a participant’s eligible earnings and is automatically invested in the CIGNA Stock Fund.  There were no variable matching contributions for the years ended December 31, 2009 and 2008.

The Plan allows participants to transfer any automatically-invested (i.e. nonparticipant-directed) employer contributions and related investment results out of the CIGNA Stock Fund and into any other Plan investment option at any time, subject to any restrictions imposed under CIGNA Corporation’s Policy on Securities Transactions and Insider Trading.

Rollover Contributions

The Plan may accept rollover contributions.  Rollover contributions represent distributions received from other “eligible retirement plans,” as defined in IRC section 401(a)(31)(E).  Distributions from other plans are subject to certain conditions to be eligible for rollover into the Plan.  During 2008, the employees CIGNA acquired from the Healthcare division of Great-West Life and Annuity, Inc. (Great West) were allowed to do individual rollovers into the Plan, which resulted in rollover contributions of approximately $37 million.

Settlement of Class Action Lawsuit

During 2008, the Plan received $1.4 million as part of the settlement of the shareholder class action lawsuit with CIGNA Corporation.  The amount represents the portion of the settlement for Plan participants invested in the CIGNA Stock Fund during 2001 and 2002.  The Plan Administrator retained an independent fiduciary to assist in determining an appropriate allocation method.  The independent fiduciary recently determined the allocation method and has provided the participation allocation schedule to PRIAC.  PRIAC is working on applying the allocation of the funds to participant accounts and expects to complete the allocation in 2010.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of a) the employer contribution and b) investment earnings, net of expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

Vesting

Employee contributions and related investment earnings are fully vested at all times.  Employer contributions and related investment earnings vest 20% for each year of vesting service and are fully vested after five years.  Participants earn a year of vesting service if they have at least 1,000 hours of service during the calendar year period.  Early vesting rules may apply upon joining the Plan if the participant was previously employed by a CIGNA company or had an account in certain plans that have since merged into the Plan.  Employer contributions and related investment earnings are fully vested upon an employee’s attainment of age 65, death or total and permanent disability.  Full vesting would also occur if a participating CIGNA company is sold and does not maintain a successor plan, if CIGNA discontinues matching contributions or if the Plan is terminated.

Forfeitures

Upon termination of a participant’s employment, unvested employer contributions and related investment earnings are forfeited.  Forfeited amounts are used to reduce future employer contributions.  In 2009 and 2008, employer contributions were reduced by forfeited amounts of approximately $0.7 million and $1.3 million, respectively.

Participant Loans

The Plan permits participants to borrow a portion of their vested Plan account, subject to certain limitations, at an annual rate of interest with a specified repayment period.  The minimum amount that may be borrowed is $1,000; the maximum total loan amount is the lesser of $50,000 or 50% of the participant’s vested account balance.  A participant may have no more than two outstanding loans.  Loan terms range from 12 to 60 months or up to 120 months if the loan is used to buy or build a participant’s primary residence.  The annual interest rate for a Plan loan is 2% plus the yield of actively traded U.S. Treasury securities, adjusted by the U.S. Treasury Department to 3-year or 7-year constant maturities.  The maximum Plan loan interest rate is the bank prime loan rate that is in effect on the same date that the applicable Treasury rate is determined.  Loan interest rates remain fixed during the term of the loan.  The loan is secured by the participant’s account balance.

Payment of Benefits

Participants may withdraw funds subject to the requirements of the Plan.  On termination of employment due to death, disability, retirement or other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested account balance, monthly installments over a period of years, an annuity, or a combination of these forms of payment.  If a vested account balance is more than $1,000 but not more than $5,000 and the participant does not agree within 80 days to accept a lump sum, the amount will automatically be rolled over to a Prudential Bank & Trust Individual Retirement Account (IRA).  The IRA will be invested in an investment product designed to preserve principal and provide a reasonable rate of return and liquidity. All related expenses will be charged to the IRA. To the extent amounts are invested in the CIGNA Stock Fund, a participant may elect to receive such amounts in shares of CIGNA common stock.

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

Plan Expenses

The investment results of all funds except for the CIGNA Stock Fund are net of management fees, investment expenses, risk charges and administrative costs charged by PRIAC.  Brokers’ commissions resulting from buying or selling stock in the CIGNA Stock Fund are paid from the participants’ accounts and have been reflected as a reduction of the CIGNA Stock Fund’s investment income in these financial statements.  Other costs associated with the operation of the Plan, including trustee and legal fees, are paid by CIGNA.

Plan Termination

CIGNA intends to continue the Plan indefinitely, but reserves the right to discontinue employer contributions or terminate the Plan in whole or in part at any time.  If contributions are discontinued or the Plan is terminated, affected participants will become fully vested.  Upon Plan termination, net assets of the Plan will be distributed in the manner CIGNA elects in accordance with the Plan document and in accordance with ERISA and its related regulations.

Plan Trustee

As of December 31, 2009 and 2008, Prudential Bank & Trust, FSB, was the Trustee for the Plan.

Note 2 - Plan Mergers

On January 2, 2008, the assets of the Sagamore Health Network, Inc. (Sagamore) 401(k) Plan were merged into the Plan with a transfer of approximately $11.5 million.  Former participants of Sagamore now have CIGNA 401(k) accounts and are covered by the terms and provisions of the CIGNA 401(k) Plan.

In addition, approximately $4 million of loans were transferred into the Plan during 2008 from former Great West 401(k) Plan participants.  The Great West 401(k) Plan continues to exist and no other assets from that plan were transferred into the CIGNA 401(k) Plan.   However, former Great West employees were allowed to do individual rollovers into the Plan.  See Note 1 for information on these rollover contributions.

Note 3 - Significant Accounting Policies

Recent Accounting Pronouncements

Accounting Standards Codification.  The Financial Accounting Standards Board (“FASB”) has established the Accounting Standards Codification (“Codification” or “ASC”) as the single source of authoritative accounting guidance effective for financial reporting in 2009.  Therefore the Plan has used the Codification section or description when referring to GAAP.

Effective January 1, 2008, the Plan adopted the FASB’s guidance on fair value measurements (ASC 820).  This guidance defines fair value, establishes a framework for establishing fair value and expands disclosure about fair value measurements.  It applies to other pronouncements that require or permit fair value but does not require any new fair value measurements. The statement defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date."  In addition, the FASB amended the fair value guidance in 2008 to provide additional guidance for determining the fair value of a financial asset where the market for that instrument is not active.  There was no impact on the carrying value of investments resulting from the adoption of this guidance.  See Note 4 for additional information.

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

As required by ASC 962, the Plan reports fully benefit-responsive investment contracts at fair value in the Statement of Net Assets Available for Benefits.  The adjustment of the fully benefit-responsive investment contracts from fair value to contract value is separately disclosed on the Statement to determine net assets available for benefits.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  For example, management considers the valuation of investments to be a critical accounting estimate (see below).  Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Plan investments are reported at fair value.  The fair value of CIGNA common stock is based upon its quoted market price.  Fair value of pooled separate accounts is measured by the net unit value, which is based on the fair value of the underlying assets of the account.   Participant loans are valued at their outstanding balances.  PRIAC determines the estimated fair value of the Fixed Income Fund by approximating the market value of the underlying investments by discounting expected future investment cash flow from both investment income and repayment of principal. The estimate of fair value is then adjusted back to contract value to reflect the fact that withdrawals from the Fixed Income Fund are at contract value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest is recognized when earned.  Dividends are recognized on the declared date of record.

Payment of Benefits

Benefits are recorded when paid.

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

Note 4 - Fair Value Measurements

The Plan carries financial instruments at fair value in the financial statements.

Fair value is defined as the price at which an asset could be exchanged in an orderly transaction between market participants at the balance sheet date.

Fair values are based on quoted market prices when available.  For pooled separate accounts, fair value is based on net unit value as reported by PRIAC.  PRIAC has represented that the net unit value in the pooled separate accounts represents the amount the Plan would have received in an orderly transaction at the balance sheet date.  When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality.  In instances where there is little or no market activity for the same or similar instruments, the Plan estimates fair value using methods, models and assumptions that the Plan believes a hypothetical market participant would use to determine a current transaction price.  These valuation techniques involve some level of estimation and judgment by the Plan which becomes significant with increasingly complex instruments or pricing models.  Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

The Plan’s financial assets and liabilities carried at fair value have been classified based upon a hierarchy defined by GAAP.  The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement.  For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3).   The levels of the fair value hierarchy are as follows:

•
Level 1 – Values are unadjusted quoted prices for identical assets and liabilities in active markets accessible at the measurement date.  Active markets provide pricing data for trades occurring at least weekly and include exchanges and dealer markets.

•
Level 2 –  Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices from those willing to trade in markets that are not active, or other inputs that are observable or can be corroborated by market data for the term of the instrument.  Such inputs include market interest rates and volatilities, spreads and yield curves. An instrument is classified in Level 2 if the Plan determines that unobservable inputs are insignificant.

•
Level 3 – Certain inputs are unobservable (supported by little or no market activity) and significant to the fair value measurement.  Unobservable inputs reflect the Plan’s best estimate of what hypothetical market participants would use to determine a transaction price for the asset or liability at the reporting date.

Financial Assets Measured at Fair Value on a Recurring Basis

The following table provides information as of December 31, 2009 and 2008 about the Plan’s financial assets measured at fair value on a recurring basis.

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

2009
(In thousands)	Level 1	Level 2	Level 3	Total
Assets at fair value:
Corporate stocks	$312,819	$-	$-	$312,819
Pooled separate accounts:
Fixed maturities	-	42,301	-	42,301
Equity securities	-	785,829	-	785,829
Fixed Income Fund	-	-	1,273,373	1,273,373
Participant Loans	-	-	48,521	48,521
Total assets at fair value	$312,819	$828,130	$1,321,894	$2,462,843

2008
(In thousands)	Level 1	Level 2	Level 3	Total
Assets at fair value:
Corporate stocks	$155,883	$-	$-	$155,883
Pooled separate accounts:
Fixed maturities	-	22,758	-	22,758
Equity securities	-	583,670	-	583,670
Fixed Income Fund	-	-	1,084,586	1,084,586
Participant Loans	-	-	45,565	45,565
Total assets at fair value	$155,883	$606,428	$1,130,151	$1,892,462

Level 1

Level 1 assets consist of shares of CIGNA common stock.  These assets are valued at the closing price reported on the active markets on which CIGNA stock is traded.

Level 2

Level 2 assets consist of investments in pooled separate accounts of PRIAC.  Such investments are valued at the net asset value of shares held by the Plan at the end of the year.

Level 3

Level 3 assets consist of the fixed income fund and participant loans. Since a significant amount of the securities underlying the fixed income fund are valued using discounted cash flow techniques with unobservable market inputs, the fixed income fund is classified in Level 3.  Participant loans are valued at amortized cost which approximates fair value.  Since there is no active market for participant loans, they were included in Level 3.

Changes in Level 3 Financial Assets Measured at Fair Value on a Recurring Basis

The following table summarizes the changes in financial assets classified in Level 3 for the year ended December 31, 2009 and 2008.  Changes in fair value reported in this table may include amounts attributable to both observable and unobservable inputs.

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

	Level 3 Assets
(In thousands)	Year Ended December 31, 2009

	Fixed Income Fund	Participant Loans

Balance, beginning of year	$1,084,586	$45,565

Net change in fair value	125,646	-

Purchases, sales, issuances and settlements (net)	63,141	2,956

Balance, end of year	$1,273,373	$48,521

	Level 3 Assets
(In thousands)	Year Ended December 31, 2008

	Fixed Income Fund	Participant Loans

Balance, beginning of year	$1,104,829	$40,214

Net change in fair value	(115,390)	-

Purchases, sales, issuances and settlements (net)	95,147	5,351

Balance, end of year	$1,084,586	$45,565

Note 5 – Investments

The following table presents investments that represent 5% or more of the Plan’s net assets.

(In thousands)	As of December 31,

	2009	2008
PRIAC Fixed Income Fund
(contract interest rate: 4.80% and 5.05%, respectively)	$1,273,373	$1,084,586

CIGNA Stock Fund*
(8,869,262 and 9,251,221 shares, respectively)	312,819	155,883

PRIAC Dryden S&P 500 Index Fund	165,616	133,720

*Includes nonparticipant-directed investments (See Note 6)

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

During 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

(In thousands)	For the Years Ended December 31,

	2009	2008

CIGNA common stock	$170,728	$(296,481)

PRIAC pooled separate accounts and custom funds	189,963	(374,165)

Net appreciation (depreciation)	$360,691	$(670,646)

Note 6 - Nonparticipant-Directed Investments

The following presents information about the investments that are not participant-directed -- representing automatically-invested employer contributions and related investment results and the significant components of the changes therein. (See Note 1 for additional information):

(In thousands)	As of December 31,

	2009	2008
Investment:
CIGNA Stock Fund	$123,078	$55,277

(In thousands)	For the Years Ended December 31,

	2009	2008
Changes in investment:
Contributions	$14,345	$18,306
Dividends	136	152
Net appreciation (depreciation) in fair value of	65,077	(112,536)
investments
Benefits Paid	(5,510)	(8,912)
Loan activity (net of repayments and interest)	527	810
Net transfers to participant-directed investments	(6,774)	(6,532)
Net increase (decrease)	$67,801	$(108,712)

Note 7 - Investment Contract with Insurance Company

The Plan has a benefit-responsive investment contract with PRIAC for the Fixed Income Fund. PRIAC maintains the contributions in a general account. The account is credited with interest, whose rate is set by PRIAC, on the underlying investments and charged for participant withdrawals and administrative expenses. The issuer is contractually obligated to repay the principal and accumulated interest that are guaranteed to the Plan.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

The interest rate may be changed at any time (may not be less than 1.5%).  PRIAC must give advance notice of any change in the interest rate to the Plan Administrator. PRIAC sets the interest rate based on the expected investment performance of a pool of assets owned by PRIAC and held in its general account.  Average yields for the Fixed Income Fund are as follows:

	2009	2008

Average earnings yield	4.88%	5.63%
Average crediting rate yield	4.72%	5.56%

A plan sponsor initiated termination of the contract is an event that could limit the ability of the plan to transact at contract value within 90 days of termination. In this instance contract value would be paid over time, or at the plan sponsor's discretion, paid immediately after applying a market value adjustment.  The Plan Administrator does not believe that the occurrence of such event is probable.

Note 8 - Tax Status

The IRS has determined and informed CIGNA by a letter dated August 11, 2003 that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the IRC.  The Plan has been amended since receiving the determination letter and on January 29, 2007, CIGNA requested a new determination letter.  Management believes the Plan is designed and is currently operating in compliance with the applicable requirements of the IRC.

Note 9 - Related Party Transactions

The Plan invests in CIGNA common stock.  During the year ended December 31, 2009, the Plan purchased shares of CIGNA common stock for approximately $49.2 million and sold shares of CIGNA common stock for approximately $63 million, and experienced net appreciation of approximately $170.7 million.  During the year ended December 31, 2008, the Plan purchased shares of CIGNA common stock for approximately $72.8 million, sold shares of CIGNA common stock for approximately $58.7 million, and experienced net depreciation of approximately $296.5 million.

Note 10 – Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note 11 – Subsequent Events

Effective January 1, 2010, the following significant changes were made to the Plan:

•	CIGNA increased company matching contributions from a maximum of 3% to a maximum of 4.5% of eligible pay;

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

•	All employees are immediately eligible for the company match as soon as they join the Plan, rather than after completing one year of service;
•
A participant is fully vested in company matching contributions made after 2009 upon completion of two years of vesting service (the current, 20% per year of vesting service graduated vesting schedule will continue to apply to company matching contributions made before 2010);

•	The Plan adopted the “qualified automatic contribution arrangement” safe harbor so that the 10% of eligible pay limit on tax-deferred contributions by highly-compensated employees has been eliminated;
•	A participant may elect to make after-tax Roth 401(k) contributions instead of, or in addition to, tax-deferred contributions;
•	A participant may make any combination of tax-deferred, Roth 401(k) and catch-up contributions up to the lesser of 80% of eligible pay or applicable annual limits imposed by the Internal Revenue Code;
•	The requirement that part of the company’s matching contributions be invested in the CIGNA Stock Fund has been eliminated, so that all company matching contributions are now participant-directed; and
•	25% limits on investments in the CIGNA Stock Fund were adopted to apply to investment of new contributions and investment transfers of existing fund balances.

SUPPLEMENTAL SCHEDULE

CIGNA 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

As of December 31, 2009
(In thousands)

	Identity of issue, borrower, lessees or similar party	Description	Current Value
*	PRIAC Fixed Income Fund (contract interest rate: 4.80%)	General Account Contract	$1,273,373

*	CIGNA Stock Fund	Common Stock	312,819
	CIGNA common stock (cost, $228,211)

*	PRIAC Dryden S&P 500 Index Fund	Pooled Separate Account	165,616

*	PRIAC Large Cap Growth Fund
	Large Cap Growth Fund / Wellington Management Fund	Pooled Separate Account	59,531
	Large Cap Growth / Waddell & Reed Investment Fund	Pooled Separate Account	59,530
			119,061

*	PRIAC Large Cap Value Fund
	Large Cap Value Fund / Wellington Management Fund	Pooled Separate Account	42,427
	Large Cap Value / Barrow, Hanley, Mehwinney & Strauss Fund	Pooled Separate Account	42,426
			84,853

*	PRIAC Small Cap Growth Fund
	Small Cap Growth / TimesSquare Fund	Pooled Separate Account	33,791
	Small Cap Growth / Essex Investment Management Fund	Pooled Separate Account	33,791
			67,582

*	PRIAC Mid Cap Value Fund
	Mid Cap Value / Cooke & Bieler Fund	Pooled Separate Account	32,537
	Mid Cap Value / Integrity Asset Management Fund	Pooled Separate Account	32,536
			65,073

*	PRIAC Foreign Stock Index Fund	Pooled Separate Account	64,287

*	PRIAC International Blend Fund	Pooled Separate Account	59,221

*	PRIAC Mid Cap Growth Fund
	Mid Cap Growth / Artisan Partners Fund	Pooled Separate Account	28,822
	Mid Cap Growth / Westfield Capital Management Fund	Pooled Separate Account	28,821
			57,643

*	PRIAC Small Cap Value Fund
	Small Cap Value / Mellon Capital Management Fund	Pooled Separate Account	25,944
	Small Cap Value / Opus Capital Management Fund	Pooled Separate Account	25,943
			51,887

*	PRIAC Blackrock Extended Equity Market Index Fund	Pooled Separate Account	50,606
	(formerly: Barclays Equity Market Index Fund)

*	PRIAC High Yield Bond Fund	Pooled Separate Account	42,301

	Participant Loans (interest rate: 3.12% to 11.50%; maturities 2010-2019)	Participant Loans	48,521

	Total assets held for investment purposes		$2,462,843

*	indicates party-in-interest to the Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CIGNA 401(k) PLAN

Date: June 29, 2010	By:	/s/ James Wolf
James Wolf
Plan Administrator

Index to Exhibits

Number	Description	Method of Filing

23	Consent of Independent Registered	Filed herewith.
Public Accounting Firm